Filed by Soaring Eagle Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ginkgo Bioworks, Inc.

Commission File No.: 333-256121

Vertex CEO Reshma Kewalramani, MD to join Ginkgo Bioworks Board of Directors

Seasoned healthcare veteran brings deep pharmaceutical experience to Ginkgo during time of pivotal company growth

BOSTON, August 3, 2021 — Ginkgo Bioworks, Inc. (“Ginkgo”) today announced that Reshma Kewalramani, M.D., FASN, Chief Executive Officer and President at Vertex, will join its board of directors. Ginkgo, which recently announced a business combination with Soaring Eagle Acquisition Corp. (Nasdaq:SRNG), is building the leading horizontal platform for cell programming and serves customers across industries seeking to develop new and better products.

Dr. Kewalramani has dedicated her career to improving the lives of patients, including the last fifteen years working on the development of new medicines. She joined Vertex in 2017 and was previously their Chief Medical Officer and Executive Vice President of Global Medicines Development and Medical Affairs. During that time, Vertex made remarkable progress to bring new medicines to more cystic fibrosis patients around the world, including the rapid approval of medicines to potentially treat up to 90% of all CF patients. Under her leadership, Vertex also advanced several programs outside of CF into the clinic, including programs in cell and gene therapies. Prior to Vertex, Dr. Kewalramani spent more than 12 years at Amgen where she held a variety of roles across Research and Development.

Dr. Kewalramani is a member of the Massachusetts General Hospital Board of Trustees, the Biomedical Science Careers Program Board and the Boston University School of Medicine Dean’s Advisory Board. She was the 2019 recipient of the TiE Boston Healthcare Leadership Award and the 2021 recipient of the International Institute of New England’s Golden Door Award.

“We are honored to have Dr. Kewalramani join our board of directors. We believe her significant experience driving innovation and growth will be invaluable as Ginkgo continues to expand its capabilities and partnerships within the pharmaceutical industry,” said Jason Kelly, co-founder and CEO at Ginkgo Bioworks. “Dr. Kewalramani is also dedicated to developing and supporting the next generation of scientists, which is something that we hold dear at Ginkgo as well. Her deep industry expertise and alignment of values will be an excellent addition to our board.”

“I am excited to join Ginkgo’s board of directors at such a pivotal time for the company,” said Reshma Kewalramani, M.D., FASN, Chief Executive Officer and President at Vertex. “Ginkgo has built a unique and innovative company over the past thirteen years, and I am particularly excited by the company’s broad platform which holds the potential to meaningfully transform multiple fields from agriculture to energy to life sciences. I’m looking forward to working with the Ginkgo team to build out these capabilities even further as they navigate their next stage of growth.”

Dr. Kewalramani plans to join as the eighth board member for Ginkgo Bioworks. Current board members include Dr. Jason Kelly, co-founder and CEO of Ginkgo Bioworks; Dr. Reshma Shetty, co-founder, President and Chief Operating Officer of Ginkgo Bioworks; Marijn Dekkers, founder and chairman of Novalis LifeSciences LLC; Christian Henry, President and CEO of Pacific Biosciences; and Shyam Sankar, Chief Operating Officer and Executive Vice President of Palantir. Dr. Kewalramani plans to join the board immediately after the close of Ginkgo’s business combination with Soaring Eagle Acquisition Corp., along with Harry Sloan, Chairman and CEO of Eagle Equity Partners II, LLC and Dr. Arie Belldegrun, MD, FACS, Executive Chairman and Co-Founder of Allogene Therapeutics.

About Ginkgo Bioworks

Ginkgo is building a platform to enable customers to program cells as easily as we can program computers. The company’s platform is enabling biotechnology applications across diverse markets, from food and agriculture to industrial chemicals to pharmaceuticals. Ginkgo is also actively supporting a number of COVID-19 response efforts, including K-12 pooled testing, vaccine manufacturing optimization and therapeutics discovery. In May 2021, Ginkgo announced a business combination with Soaring Eagle Acquisition Corp. (Nasdaq:SRNG), which, if completed, will result in Ginkgo, through a parent entity, Ginkgo Bioworks Holdings, Inc., becoming a public company. The transaction is expected to close in the third quarter of 2021, subject to regulatory and shareholder approvals, and other customary closing conditions. For more information, visit www.ginkgobioworks.com.

ADDITIONAL LEGAL INFORMATION

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Ginkgo and Soaring Eagle Acquisition Corp. (“SRNG”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Ginkgo and the markets in which it operates, and Ginkgo’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SRNG’s securities, (ii) the risk that the transaction may not be completed by SRNG’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SRNG, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SRNG and Ginkgo, the satisfaction of the minimum trust account amount following redemptions by SRNG’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Ginkgo business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Ginkgo and potential difficulties in Ginkgo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Ginkgo or against SRNG related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of SRNG’s securities on Nasdaq, (x) volatility in the price of SRNG’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Ginkgo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Ginkgo’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns in demand for products using synthetic biology. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SRNG’s proxy statement/prospectus relating to the transaction, and in SRNG’s other filings with the Securities and Exchange Commission (the “SEC”). SRNG and Ginkgo caution that the foregoing list of factors is not exclusive. SRNG and Ginkgo caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither SRNG nor Ginkgo undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document relates to a proposed transaction between Ginkgo and SRNG. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, SRNG filed a registration statement on Form S-4/A with the SEC on July 16, 2021, which included a proxy statement of SRNG and a prospectus of SRNG. The definitive proxy statement/prospectus will be sent to all SRNG shareholders as of the record date to be established for voting on the proposed business combination and Ginkgo stockholders. SRNG also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SRNG and Ginkgo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SRNG through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SRNG may be obtained free of charge by written request to SRNG at 955 Fifth Avenue, New York, NY, 10075, Attention: Eli Baker, Chief Financial Officer, (310) 209-7280.

Participants in Solicitation

SRNG’s and Ginkgo and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SRNG’s stockholders in connection with the proposed transaction. Information about SRNG’s directors and executive officers and their ownership of SRNG’s securities is set forth in SRNG’s filings with the SEC. To the extent that holdings of SRNG’s securities have changed since the amounts printed in SRNG’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.